Star Peak Corp II

1603 Orrington Avenue, 13th Floor

Evanston, Illinois 60201

August 30, 2021

VIA EDGAR

Attention:	Joseph Klinko

Jenifer Gallagher

Karina Dorin

Laura Nicholson

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549

Re:	Star Peak Corp II Amendment No. 3 to Registration Statement on Form S-4 Filed August 12, 2021 File No. 333-256161

Ladies and Gentlemen:

This letter sets forth the response of Star Peak Corp II (the “Company” or “STPC”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated August 27, 2021, with respect to the above referenced Amendment No. 3 to Registration Statement on Form S-4 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing Amendment No. 4 to the Registration Statement (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Registration Statement. Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Amendment No. 3 to Registration Statement on Form S-4

Material U.S. Federal Income Tax Consequences

Tax Consequences of the Merger to U.S. Holders of Existing Benson Hill Common Stock, page 207

1.	Staff’s Comment:

We note your revised disclosure in response to prior comment 4 that it is the opinion of Kirkland & Ellis LLP that the merger “should” qualify as a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code. If there is uncertainty regarding the tax treatment of the transactions, counsel may issue a "should" or "more likely than not" opinion to make clear that the opinion is subject to a degree of uncertainty, and explain why it cannot give a firm opinion. For guidance, see Staff Legal Bulletin No. 19 (October 14, 2011). Please obtain and file a revised opinion, and revise related disclosure accordingly.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages vii, 45, 207 and 211 of the Revised Registration Statement and filed an updated opinion, dated as of the date hereof, as exhibit 8.1 to the Revised Registration Statement.

*****

We respectfully request the Staff’s assistance in completing the review of the Registration Statement, as amended, as soon as possible. Please contact Matthew R. Pacey, P.C. of Kirkland & Ellis LLP at (713) 836-3786 or Bryan D. Flannery of Kirkland & Ellis LLP at (713) 836-3573 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

STAR PEAK CORP II

By:	/s/ Eric Scheyer
Name:	Eric Scheyer
Title:	Chief Executive Officer

Enclosures

cc:	Matthew R. Pacey (Kirkland & Ellis LLP)
Bryan D. Flannery (Kirkland & Ellis LLP)